UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 7, 2025

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201
St. Louis, MO 63110

(Full mailing address of principal executive offices)

888-528-2677

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

On May 7, 2025, Reticulate Micro, Inc., a Nevada corporation (the “Company”), Digital Offering, LLC (“Digital Offering”), and Boustead Securities, LLC (“Boustead”) entered into an amendment (the “Amendment”) to the Selling Agency Agreement, dated as of July 30, 2024 (the “Selling Agency Agreement”), by and among the Company, Digital Offering and Boustead, pursuant to which Boustead ceased to serve as a selling agent of the Company for the Company’s Regulation A offering (the “Offering”) leaving Digital Offering as the Company’s sole selling agent. Pursuant to the Amendment, for any closing of the Offering after May 7, 2025, Digital Offering will receive (i) a cash commission equal to seven and one-quarter percent (7.25%) of the gross Offering proceeds received by the Company and (ii) warrants to purchase a number of units equal to 5.0% of the total number of units sold in the Offering. A copy of the Amendment is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Exhibit No.	Description
1.1	Amendment No. 1 to Selling Agency Agreement, dated May 7, 2025, by and among Reticulate Micro, Inc., Digital Offering, LLC, and Boustead Securities, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025	RETICULATE MICRO, INC.

/s/ Karl Kit
	Name:	Karl Kit
	Title:	Chief Executive Officer

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